[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

787 Seventh Avenue

New York, NY 10019-6099

Tel:  212 728 8000

Fax: 212 728 8111

February 21, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,
Office of Emerging Growth Companies

Re:	Oracle Healthcare Acquisition Corp.
(File No. 333-128748)

Dear Ladies and Gentlemen:

At the request of Oracle Healthcare Acquisition Corp. (the “Company”), electronically submitted herewith is Amendment No. 6 to the registration statement on Form S-1 of the Company initially filed with the Commission on September 30, 2005 (the “Registration Statement”).  The purpose of this Amendment No. 6 is solely to re-file exhibits 1.1, 4.1, 4.4, 5.1, 10.2, 10.3, 10.6 and 23.2.  No changes have been made to the prospectus that forms Part I of the Registration Statement and, accordingly, such prospectus has been omitted.

************

On behalf of the Company, we have arranged for delivery to the attention of each of Jay Ingram, Blaise Rhodes, Mike Karney and John Reynolds of the Commission via Federal Express for overnight delivery four copies of this letter together with a copy of Amendment No. 6.

Should members of the Commission Staff have any questions or comments, or require any additional information, please contact the undersigned at (212) 728-8718 or William H. Gump at (212) 728-8285.

Very truly yours,

/s/ Jonathan H. Gatsik

Jonathan H. Gatsik

cc:	Jay Ingram
Joel D. Liffmann
William H. Gump, Esq.
Floyd I. Wittlin, Esq.

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